VIA EDGAR TRANSMISSION AND BY FEDEX	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

March 31, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549
Attention: Mellissa Campbell Duru

Re:	The Eastern Company Preliminary Proxy Statement on Schedule 14A Filed on March 20, 2015 File Number: 001-035383

Dear Ms. Duru:

On behalf of our client, The Eastern Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated March 25, 2015 (the “Comment Letter”), with respect to the Company’s  Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), filed on March 20, 2015. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”). For your convenience, we will also deliver to you by FedEx a marked copy of Amendment No. 1, showing the Company’s changes to the Preliminary Proxy Statement.

Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 1 where the Staff may locate changes made in response to the Staff’s comments. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Terms not otherwise defined in this letter shall have the meanings set forth in the Preliminary Proxy Statement.

General

1.
We note the soliciting materials that were filed on March 20, 2015 on Form 8-K were not filed under cover of Schedule 14A.  All soliciting materials should be filed under cover of Schedule 14A on the date first used.  See also our subsequent comment 5.

Response: The Company acknowledges the Staff’s comment.  Although the cover page of the Company’s Form 8-K filed on March 20, 2015, marked the filing as soliciting material pursuant to Rule 14a-12 under the Exchange Act, the Company did not transmit the filing via the EDGAR system

United States Securities and Exchange Commission March 31, 2015 Page 2

with the Schedule 14A coding.  The Company understands that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use, consistent with Rules 14a-6(b) and (c), and respectfully advises the Staff that all future Company filings will be filed accordingly.

2.	Please include information as of the most reasonable practicable date and fill in all blanks.

Response: In response to the Staff’s comment, the Company has included information as of the most reasonable practicable date and filled in all blanks to the extent such information has been determined prior to the filing of Amendment No. 1.

Frequently Asked Questions, page 1

What are my voting choices…, page 2

3.
The list of options under this heading appears to be incomplete given that your disclosure does not reference the option arising from the fact that the election of directors is contested.  Accordingly, please disclose that shareholders also have the option to vote for Barington’s nominees.  Refer generally to Rule 14a-9.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Amendment No. 1.

Who bears the proxy solicitation costs…, page 5

4.
Refer to the statement that the Company will not reimburse Barington for the costs of the solicitation.  We note that Barington has disclosed its intent to seek reimbursement for the expenses associated with the solicitation if its nominees are elected.  The determination regarding reimbursement does not appear to be capable of being made at this time given that it is contingent on whether Barington’s nominees are elected and whether a future Board determines to authorize reimbursement.  Please revise your disclosure accordingly or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 1.

5.
Please be advised that all written solicitation materials, including any emails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

United States Securities and Exchange Commission March 31, 2015 Page 3

Response: The Company acknowledges the Staff’s comment and hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use, consistent with Rules 14a-6(b) and (c).

6.
Please inform us of whether you plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize.  Please advise us on your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response: The Company hereby respectfully informs the Staff that the Company currently does not plan to solicit proxies via internet chat rooms.

Background of the Solicitation, page 7

7.
Please supplement your disclosure to include a discussion of the bylaw amendment made on March 19, 2015 to provide further context in the proxy statement to disclosure in the Form 8-K regarding the reasons for the bylaw amendment. Specifically, please disclose the period of time during which the prior bylaw provision was in “conflict” with Section 33-744(a) of the Connecticut Business Corporation Act and disclose why the Board decided at this time to amend the bylaws. Please disclose whether the decision to amend was in part due to the solicitation in opposition by Barington. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 20 of Amendment No. 1.

8.
Further to our comment above. Section 33-744(a) appears to permit the Board to take action in filling vacancies on the Board but does not appear to require such action nor does it appear to prohibit shareholders from filling vacancies. Your disclosure, however, suggests that there was a direct conflict between your prior bylaw and the CBCA and could be read to imply that the CBCA requires that the Board fill vacancies. Please provide us supplementally with the basis for this implied assertion. Specifically, with a view toward possible clarifying disclosure, please provide us with your analysis of Section 33-744A and whether the provision required the amendment because of a direct conflict.

Response: Section 33-744(a) of the Connecticut Business Corporation Act (the “CBCA”), which went into effect in 1995, provides that each of the board of directors and the shareholders of a Connecticut corporation (such as the Company), respectively, have the authority to fill vacancies on the board of directors, including vacancies resulting from an increase in the number of directors, unless such corporation’s certificate of incorporation provides otherwise. The Company’s restated certificate of incorporation (the “Certificate of Incorporation”) does not address the manner in which Board vacancies may be filled.  However, Article III, Section 3 of the Company’s bylaws (the

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“Bylaws”), which had been in effect prior to the adoption of Section 33-744(a) of the CBCA, purported to prohibit the Board from filling vacancies resulting from an increase in the number of directors.  Because this prohibition was set forth in the Bylaws and not the Certificate of Incorporation (as required by Section 33-744(a) of the CBCA), Article III, Section 3 of the Bylaws has been in inconsistent with Section 33-744(a) of the CBCA since Section 33-744(a) of the CBCA went into effect in 1995.  The Board became aware of this inconsistency in the context of the Board’s decision to increase the size of the Board.  In order to eliminate this inconsistency, the Board determined on March 19, 2015, in accordance with its authority under applicable law and the Bylaws, to amend (without shareholder approval) Article III, Section 3 of the Bylaws to clarify that, in addition to the Company’s shareholders, the Board may, but is not required to, fill Board vacancies, including vacancies resulting from an increase in the number of directors, in accordance with Section 33-744(a) of the CBCA.  Article X of the Bylaws permits the Board to amend the Bylaws without shareholder approval.

In addition to the supplemental information provided above, in response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 20 of Amendment No. 1, to, among other things, clarify that pursuant to Section 33-744(a) of the CBCA and the Bylaws, as amended, in addition to the Company’s shareholders, the Board may, but is not required to, fill Board vacancies.

9.
Given that Mr. Ozanne’s term will commence at the same time as that of nominees who are elected to the Board at the upcoming annual meeting, please supplement this section to address whether there was any discussion by the Board of whether shareholders should be allowed the opportunity to vote for the director to fill the newly created vacancy created as a result of the expansion of the board. If there was no discussion, please disclose this fact.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 20 of Amendment No. 1.

Item No. 1, page 9

10.
You indicate that should the nominees be unable or unwilling to accept the nomination, “proxies will be votes for the election of such other person as may be recommended by the Board…” Please clarify whether you are reserving the right to nominate substitute nominees before the meeting. If so, please confirm that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 9

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of Amendment No. 1.  In the event the Company nominates substitute nominees, the Company hereby supplementally confirms to the Staff that it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11.
Please refer to the statement, “…if the nominees are unable or unwilling to accept the nomination…” Please clarify your disclosure and consistent with Exchange Act Rule 14a-4(d), affirmatively state whether each of the company’s nominees has consented to be named and to serve if elected.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 9 of Amendment No. 1.

12.
Please explain the importance of the Six Sigma Black Belt certification to Ms. Allison’s ability to serve on the Board member. Provide context to the statement by also indicating where and the time period over which Ms. Allison received the certification.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Amendment No. 1.

13.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions and please provide the requisite support:

•	unqualified assertions regarding each nominee’s broad wealth of knowledge and diverse professional experience;
•	unqualified statements that the nominees “have the requisite experience…”; and,
•	unqualified and unsupported assertions regarding the reputability of Ms. Allison’s management consulting firm.

Where the basis of support are other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 9, 10 and 11 to characterize as the Company’s opinion or belief certain statements made about the nominees’ qualifications.  The Company has formed these opinions or beliefs based on the

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Board’s review of the qualifications of Company’s nominees, including based on personal interviews.

Form of Proxy Card

14.	Please revise the form of proxy to clearly mark it as a preliminary copy. Refer to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, the Company has revised the form of proxy.

The undersigned, on behalf of the Company, hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call either one of us (212-310-8552; 212-310-8961) or, if more convenient, send us an e-mail (michael.aiello@weil.com, matthew.gilroy@weil.com).  Thank you.

Very truly yours,

/s/ Michael J. Aiello	/s/ Matthew J. Gilroy
Michael J. Aiello	Matthew J. Gilroy